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                                                                    EXHIBIT 99.6

Board of Directors
June 20, 2000
Page 1
                                                     June 20, 2000


Board of Directors
American Physicians Capital, Inc.
MICOA Group, Inc.
1301 North Hagadorn Road
East Lansing, Michigan  48823

Members of the Board:

Re:      Plan of Conversion:  Subscription Rights

Members of the Board of Directors:

         All capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement on Form S-1 filed with the Securities and Exchange Commission ("SEC") by American Physicians Capital, Inc. ("AP Capital"), the proposed holding company for the Mutual Insurance Corporation of America ("MICOA" or the "Company"). Pursuant to the Plan of Conversion and Registration Statement, AP Capital is offering shares of common stock on a priority basis to holders of subscription rights and concurrently, through placement agents, AP Capital's shares will be offered to selected other policyholders, former policyholders, employees and insurance agents of MICOA and its subsidiaries, and various medical societies in a "best efforts offering". Any shares not subscribed for or purchased in the best efforts offering may be sold in a firm commitment underwritten offering.

         We understand that MICOA will reorganize into a stock insurance company, as a wholly-owned subsidiary of AP Capital. As part of this process, the Company is offering common stock of AP Capital through a "subscription offering" to eligible MICOA policyholders, officers and directors (the "subscription participants") based on the appraised value of MICOA. Concurrently, through placement agents, AP Capital's shares will be offered to selected other policyholders, former policyholders, employees and insurance agents of MICOA and its subsidiaries, and various medical societies, who will be able to purchase unsubscribed shares in the "best efforts offering". If unsubscribed shares remain following the subscription and best efforts offerings, such shares may be offered to the public in an underwritten offering. Immediately following the offering, the primary assets of AP Capital will be the capital stock of MICOA and the net conversion proceeds.

         We understand that, in accordance with the terms of the offering, subscription rights to purchase shares of Common Stock in AP Capital are to be issued to: (1) MICOA policyholders as of June 28, 2000; and (2) directors and officers of MICOA or AP Capital. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right to purchase shares of common stock at the same price as will be paid by participants in the best efforts offering and currently expected to be paid in the firm commitment underwritten offering, but without undertaking any




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Board of Directors
June 20, 2000
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independent investigation of state or federal law or the position of the
Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter, the subscription rights will have no fair market value.

         Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of insurance company stock as a whole or the Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of Common Stock in the Subscription Offering will thereafter be able to buy or sell such shares at the same price paid in the Subscription Offering.


                                                 Respectfully submitted,

                                                 /s/ RP Financial, LC.

                                                 RP FINANCIAL, LC.